SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For March 2015
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes
No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of March 2015, incorporated by reference herein:
Exhibit
99.1
Release dated February 27, 2015, entitled “RELEASE OF GUARANTORS’ ANNUAL FINANCIAL STATEMENTS”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: March 2, 2015
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD Limited
Incorporated in the Republic of South Africa
(Registration Number 1895/000926/06)
Interest Rate Issuer Code: DRDI
JSE Share Code: DRD ISIN: ZAE000058723
(“DRDGOLD”)
RELEASE OF GUARANTORS’ ANNUAL FINANCIAL STATEMENTS
DRDGOLD wishes to advise noteholders that the annual financial statements for the year ended 30 June 2014 of each of the Guarantors (as such term is defined in the DRDGOLD ZAR2 billion
Domestic Medium Term and High Yield Note Programme Memorandum) are available for inspection at DRDGOLD’s registered office.
Roodepoort
27 February 2015
Sponsor and Debt Sponsor
One Capital